

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY  10005

January 17, 2018


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of Barclays Bank PLC, under the Exchange Act of 1934.

- iPath® Series B Bloomberg Agriculture Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Aluminum Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Coffee Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Copper Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Cotton Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Energy Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Grains Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Industrial Metals Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Livestock Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Nickel Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Platinum Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Precious Metals Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Softs Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Sugar Subindex Total Return℠ ETN
- iPath® Series B Bloomberg Tin Subindex Total Return℠ ETN

Sincerely,

An Intercontinental Exchange Company